Mail Stop 3561

April 10, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. David M. Ratcliffe
Chairman and Chief Executive Officer
The Southern Company
30 Ivan Allen Jr. Boulevard, N.W.
Atlanta, Georgia 30308

> **Re:**   **The Southern Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **File No. 1-3526**
>
> **Alabama Power Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **File No. 1-3164**
>
> **Georgia Power Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **File No. 1-6468**
>
> **Gulf Power Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **File No. 0-2429**
>
> **Mississippi Power Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **File No. 1-11229**
>
> **Southern Power Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **File No. 333-98553**

Dear Mr. Ratcliffe:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief